(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number 000-49885 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

INTERDIGITAL COMMUNICATIONS CORPORATION

Full name of registrant

Former name if applicable

781 Third Avenue

Address of principal executive office (Street and number)

King of Prussia, Pennsylvania 19406-1409

City, state and zip code

PART II – RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended December 31, 2004 on a timely basis because the Company is in the process of responding to comments by the SEC associated with a periodic review of the Company’s Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended September 30, 2004. Two principal items remaining in the review relate to the timing of the expense recognition of the Company’s foreign source withholding taxes and the ten year amortization period for costs of internally developed patents. The Company is continuing to address these items with the SEC. The Company will be unable to finalize its financial results until these items are resolved which it anticipates will occur after the Company’s March 16, 2005 filing deadline. The Company can make no prediction at this time as to the outcome of the review with the SEC, any impact the resolution of the review may have on amounts recorded for foreign source withholding taxes and amortization of patent costs, and whether or not such resolution will result in the Company reporting a material weakness in the Company’s internal control over financial reporting as required by Section 404 of The Sarbanes-Oxley Act of 2002.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard J. Fagan (Name)	610 (area code)	878-7800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On March 10, 2005, the Company filed a Current Report on Form 8-K reporting its preliminary earnings for the fourth quarter of 2004 and the full 2004 year. Reference is made to that Form 8-K for details on the Company’s preliminary earnings announcement.

INTERDIGITAL COMMUNICATIONS CORPORATION

             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2005	By:	/s/ R. J. Fagan
		Name:	Richard J. Fagan
		Title:	Chief Financial Officer